Exhibit 99.1

Tarena Announces the Results for the Second Quarter of 2022 with revenues exceeding guidance and appoints New Chief Financial Officer

BEIJING, August 16, 2022 /PRNewswire/ -- Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of adult professional education and childhood & adolescent quality education services in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Highlights for the Second Quarter of 2022

•	Net revenues increased by 11.4% year-over-year to RMB648.8 million (US$96.9 million), from RMB582.3 million in the same period of 2021, exceeding the high end of the company’s guidance.

•	Total student enrollments in childhood & adolescent quality education business in the second quarter of 2022 reached 176,500, an increase of 25.9%, compared to 140,200 in the same period of 2021.

•	Total number of learning centers in childhood & adolescent quality education decreased to 227 as of June 30, 2022, from 235 as of June 30, 2021.

•	Gross profit increased by 27.9% year-over-year to RMB376.5 million (US$56.2 million), from RMB294.4 million in the same period of 2021.

•	Gross profit margin increased by 7.4% points year-over-year to 58.0%, from 50.6% in the same period of 2021.

•	Operating income was RMB48.0 million (US$7.2 million), compared to loss of RMB90.7 million in the same period of 2021.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB49.2 million (US$7.3 million), compared to non-GAAP operating loss of RMB86.6 million in the same period of 2021.

•	Net income was RMB47.9 million (US$7.2 million), compared to net loss of RMB76.7 million in the same period of 2021.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB49.1 million (US$7.3 million), compared to non-GAAP net loss of RMB72.5 million in the same period of 2021.

•	Basic income per American Depositary Share ("ADS"), each representing five Class A ordinary shares with effective date of December 23, 2021, was RMB4.36 (US$0.65), compared to loss per ADS of RMB6.97 in the second quarter of 2021. Diluted income per American Depositary Share ("ADS") was RMB4.29 (US$0.64), compared to loss per ADS of RMB6.97 in the second quarter of 2021.

•	Cash, cash equivalents and time deposits, including current and non-current, and restricted cash totaled RMB425.6 million (US$63.5 million) as of June 30, 2022, compared to RMB430.4 million as of December 31, 2021.

•	Net cash inflow from operating activities in the second quarter of 2022 was RMB19.4 million (US$2.9 million).

Highlights for the Six Months Ended June 30, 2022

•	Net revenues increased by 14.0% year-over-year to RMB1,272.3 million (US$189.9 million), from RMB1,116.0 million in the same period in 2021.

•	Total student enrollments in childhood & adolescent quality education business in the first half of 2022 reached 186,700, an increase of 26.3%, compared to the student enrollments of 147,800 in the same period of 2021.

•	Gross profit increased by 35.1% year-over-year to RMB735.4 million (US$109.8 million), from RMB544.3 million in the same period in 2021.

•	Gross profit margin increased by 9.0% points year-over-year to 57.8%, from 48.8% in the same period of 2021.

•	Operating income was RMB76.6 million (US$11.4 million), compared to loss of RMB220.2 million in the same period in 2021.

•	Non-GAAP operating income, which excluded share-based compensation expenses, was RMB79.1 million (US$11.8 million), compared to non-GAAP operating loss of RMB209.2 million in the same period in 2021.

•	Net income was RMB75.0 million (US$11.2 million), compared to net loss of RMB198.5 million in the same period in 2021.

•	Non-GAAP net income, which excluded share-based compensation expenses, was RMB77.5 million (US$11.6 million), compared to non-GAAP net loss of RMB187.5 million in the same period in 2021.

•	Basic income per American Depositary Share ("ADS"), each representing five Class A ordinary shares with effective date of December 23, 2021, was RMB6.73 (US$1.00). Diluted income per American Depositary Share ("ADS") was RMB6.63 (US$0.99).

Key Financial Results

	For the Three Months Ended June 30,		Variance	% of change	For the Six Months Ended June 30,		Variance	% of change
	2021	2022			2021	2022
	RMB	RMB	RMB		RMB	RMB	RMB
	(in thousands, except for percentages)
Net revenues	582,258	648,817	66,559	11.4	1,116,044	1,272,323	156,279	14.0
Cost of revenues(a)	(287,878)	(272,306)	15,572	-5.4	(571,722)	(536,894)	34,828	-6.1
Gross profit	294,380	376,511	82,131	27.9	544,322	735,429	191,107	35.1
Gross margin	50.6%	58.0%	7.4%		48.8%	57.8%	9.0%
Selling and marketing expenses(a)	(218,876)	(156,874)	62,002	-28.3	(432,632)	(329,274)	103,358	-23.9
General and administrative expenses(a)	(142,820)	(158,742)	(15,922)	11.1	(286,012)	(300,327)	(14,315)	5.0
Research and development expenses(a)	(23,415)	(12,878)	10,537	-45.0	(45,882)	(29,220)	16,662	-36.3
Total operating expenses	(385,111)	(328,494)	56,617	-14.7	(764,526)	(658,821)	105,705	-13.8
Operating income/(loss)	(90,731)	48,017	138,748	152.9	(220,204)	76,608	296,812	134.8

Notes:

(a)	Includes share-based compensation expenses.

“In the second quarter of 2022, we maintained a healthy growth trajectory for our revenues despite a challenging COVID-19 pandemic environment and achieved growing profitability for consecutive quarters. Our net revenues increased by 11.4% year-over-year in the second quarter of 2022. Our net profit reached RMB47.9 million while operating profit was RMB48.0 million. Such financial performance resulted from the effective execution of our sound OMO-based long-term business strategy, namely, by building an integrated high-efficiency online and offline front-end customer acquisition and consultation services and integrated virtual plus brick-and-mortar course delivery services, we built a seamless value system for our students. Additionally, through optimization of management process and personnel, we controlled our costs and expenses effectively. The total costs and operating expenses decreased by 10.7% year-over-year in the second quarter.” remarked Ms. Ying Sun, the Chief Executive Officer of Tarena.

“Looking ahead, we will continue to execute on our integrated growth strategy and improve operational efficiency, maintaining healthy business development and strive for sustainable profitability while coping with the COVID-19 pandemic environment.” concluded Ms. Ying Sun.

Appointment of New Chief Financial Officer

The board of directors of Tarena has appointed Ms. Ping Wei as its chief financial officer, effective today.

Ms. Ping Wei has extensive experience in capital markets and the education industry. Prior to joining Tarena, Ms. Wei served as a partner and the chief financial officer of a private venture-backed company focusing on community group buying. Prior to that, Ms. Wei served as the chief financial officer of Gravitas Education Holdings, Inc. (NYSE: GEHI) from May 2017 to May 2019. Ms. Wei also served as the chief financial officer of various education and e-commerce companies including Lazada South East Asia Pte. Ltd., Meilishuo Technology Ltd. and China Distance Education Holdings Ltd., a then New York Stock Exchange-listed company since 2008. Prior to that, Ms. Wei held several positions in New Oriental Education & Technology Group Inc., Lorus Therapeutics Inc., Deloitte Touche Tohmatsu Limited and Arthur Andersen Huaqiang from October 1994 to March 2008. Ms. Wei is a US CPA from Illinois.

Financial Results for the Second Quarter of 2022

Net Revenues

Total net revenues increased by 11.4% to RMB648.8 million (US$96.9 million) in the second quarter of 2022, from RMB582.3 million in the same period of 2021. The increase was mainly driven by a higher student enrollment of childhood & adolescent quality education. In addition, net revenue from adult professional education business also increased slightly primarily due to the increase in certification revenue.

Cost of Revenues

Cost of revenues decreased by 5.4% to RMB272.3 million (US$40.7 million) in the second quarter of 2022, from RMB287.9 million in the same period of 2021. The decrease was primarily due to the decline in rental and depreciation expenses which was partially offset by higher personnel and welfare cost due to the higher performance-based bonus.

Gross Profit and Gross Margin

Gross profit increased by 27.9% to RMB376.5 million (US$56.2 million) in the second quarter of 2022, from RMB294.4 million in the same period of 2021. Gross margin was 58.0% in the second quarter of 2022, compared to 50.6% in the same period of 2021. The increase in gross profit was primarily attributable to the increase in net revenues and decrease in cost of revenues in both childhood & adolescent quality education and adult professional education businesses.

Operating Expenses

Total operating expenses decreased by 14.7% to RMB328.5 million (US$49.0 million) in the second quarter of 2022 from RMB385.1 million in the same period of 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 14.1% to RMB327.4 million (US$48.9 million) in the second quarter of 2022, from RMB381.2 million in the same period of 2021. Total share-based compensation expenses allocated to the related operating expenses decreased by 71.8% to RMB1.1 million (US$0.2 million) in the second quarter of 2022, from RMB3.9 million in the same period of 2021.

Selling and marketing expenses decreased by 28.3% to RMB156.9 million (US$23.4 million) in the second quarter of 2022 from RMB218.9 million in the same period of 2021. The decrease was mainly due to the drop in the number of sales staff and a decline in advertising spending as the company continued to optimize marketing spending in the second quarter of 2022.

General and administrative expenses increased by 11.1% to RMB158.7 million (US$23.7 million) in the second quarter of 2022, from RMB142.8 million in the same period of 2021. The increase was mainly due to a one-time provision for the residual amount of the anticipated settlement of a class action lawsuit net off the estimated insurance coverage in the second quarter of 2022. In addition, a one-time adjustment in the second quarter of 2021 resulted in lower comparison base and the resulting increase of payroll cost in the second quarter of 2022. Such increase was partially offset by an impairment loss on an office property held for sale in second quarter of 2021.

Research and development expenses decreased by 45.0% to RMB12.9 million (US$1.9 million) in the second quarter of 2022, from RMB23.4 million in the same period of 2021. The decrease was mainly due to the decrease in personnel-related expense in the second quarter of 2022.

Operating Income/(Loss)

Operating income was RMB48.0 million (US$7.2 million) in the second quarter of 2022, compared to operating loss of RMB90.7 million in the same period of 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB49.2 million (US$7.3 million) in the second quarter of 2022, compared to non-GAAP operating loss of RMB86.6 million in the same period of 2021.

Income Tax Benefit/(Expense)

The Company recorded an income tax expense of RMB0.6 million (US$0.1 million) in the second quarter of 2022, compared to income tax benefit of RMB12.3 million in the same period of 2021.

Net Income/(Loss)

As a result of the foregoing, net income was RMB47.9 million (US$7.2 million) in the second quarter of 2022, compared to net loss of RMB76.7 million in the same period of 2021. Non-GAAP net income, which excluded share-based compensation expenses, was RMB49.1 million (US$7.3 million) in the second quarter of 2022, compared to non-GAAP net loss of RMB72.5 million in the same period of 2021.

Basic and Diluted Income/(Loss) per ADS

Basic income per ADS was RMB4.36 (US$0.65) in the second quarter of 2022, compared to loss per ADS of RMB6.97 in the second quarter of 2021. Diluted income per ADS was RMB4.29 (US$0.64) in the second quarter of 2022, compared to loss per ADS of RMB6.97 in the second quarter of 2021. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB4.46 (US$0.67) in the second quarter of 2022, compared to non-GAAP loss per ADS of RMB6.61 in the second quarter of 2021. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB4.39 (US$0.66) in the second quarter of 2022, compared to non-GAAP loss per ADS of RMB6.61 in the second quarter of 2021.

Cash Flow

The total balance of cash, cash equivalents and time deposits increased RMB9.2 million from RMB416.4 million as of March 31, 2022 to RMB425.6 million (US$63.5 million) as of June 30, 2022. The increase was mainly from positive net cash inflow from operating activities in the second quarter of 2022 of RMB19.4 million (US$2.9 million), which was mainly due to higher cash receipt and lower cash costs and expenses in normal business course. Capital expenditures in the second quarter of 2022 were RMB8.9 million (US$1.3 million), mainly from purchasing of office equipment and payment to renovate teaching centers. Share repurchase also contributed to the cash outflow in the second quarter of 2022.

Financial Results for the Six Months Ended June 30, 2022

Net Revenues

Total net revenues increased by 14.0% to RMB1,272.3 million (US$189.9 million) in the first half of 2022, from RMB1,116.0 million in the same period of 2021. The increase was primarily driven by a higher student enrollment of childhood & adolescent quality education business and a net revenue increase from adult professional education business primarily due to the increase in certification revenue.

Cost of Revenues

Cost of revenues decreased by 6.1% to RMB536.9 million (US$80.2 million) in the first half of 2022, from RMB571.7 million in the same period of 2021. The decrease was primarily due to the decline in rental and depreciation expenses partially offset by higher personnel and welfare cost due to an increase in the number of teaching staff and higher performance-based bonus.

Gross Profit and Gross Margin

Gross profit increased by 35.1% to RMB735.4 million (US$109.8 million) in the first six months of 2022, from RMB544.3 million in the same period of 2021. Gross margin was 57.8% in the first six months of 2022, compared with 48.8% in the same period of 2021. The increase in gross profit was primarily attributable to the increase in net revenues and decrease in cost of revenues in both childhood &adolescent quality education and adult professional education businesses.

Operating Expenses

Total operating expenses decreased by 13.8% to RMB658.8 million (US$98.4 million) in the first six months of 2022, from RMB764.5 million in the same period of 2021. Total non-GAAP operating expenses, which excluded share-based compensation expenses, decreased by 12.9% to RMB656.3 million (US$98.0 million) in the first six months of 2022, from RMB753.9 million in the same period of 2021. Total share-based compensation expenses allocated to the related operating expenses decreased by 76.6% to RMB2.5 million (US$0.4 million) in the first six months of 2022, from RMB10.7 million in the same period of 2021.

Selling and marketing expenses decreased by 23.9% to RMB329.3 million (US$49.2 million) in the first six months of 2022 from RMB432.6 million in the same period of 2021. The decrease was mainly due to the drop in the number of sales staff and a decline in advertising spending as the Company continues to control marketing spending in the first six months of 2022.

General and administrative expenses increased by 5.0% to RMB300.3 million (US$44.8 million) in the first six months of 2022, from RMB286.0 million in the same period of 2021. The increase was mainly due to a one-time provision for the residual amount of the anticipated settlement of a class action lawsuit net off the estimated insurance coverage in the first six months of 2022. In addition, the increase in bonus resulted in the increase of payroll cost in the first six months of 2022. Such increase was partially offset by an impairment loss on an office property held for sale in the first six months of 2021.

Research and development expenses decreased by 36.3% to RMB29.2 million (US$4.4 million) in the first six months of 2022, from RMB45.9 million in the same period of 2021. The decrease was mainly due to the decrease in personnel-related costs in the first six months of 2022.

Operating Income/(Loss)

Operating income was RMB76.6 million (US$11.4 million) in the first six months of 2022, compared to operating loss of RMB220.2 million in the same period of 2021. Non-GAAP operating income, which excluded share-based compensation expenses, was RMB79.1 million (US$11.8 million) in the first six months of 2022, compared to non-GAAP operating loss of RMB209.2 million in the same period of 2021.

Income Tax Benefit/(Expense)

The Company recorded an income tax expense of RMB6.0 million (US$0.9 million) in the first six months of 2022, compared to RMB19.6 million in income tax benefit in the same period of 2021.

Net Income/(Loss)

As a result of the foregoing, net income was RMB75.0 million (US$11.2 million) in the first six months of 2022, compared to net loss of RMB198.5 million in the same period of 2021. Non-GAAP net income, which excluded share-based compensation expenses, was RMB77.5 million (US$11.6 million) in the first six months of 2022, compared to non-GAAP net loss of RMB187.5 million in the same period of 2021.

Basic and Diluted Income/(Loss) per ADS

Basic income per ADS was RMB6.73 (US$1.00) in the first six months of 2022. Diluted income per ADS was RMB6.63 (US$0.99) in the first six months of 2022. Non-GAAP basic income per ADS, which excluded share-based compensation expenses, was RMB6.96 (US$1.04) in the first six months of 2022. Non-GAAP diluted income per ADS, which excluded share-based compensation expenses, was RMB6.86 (US$1.02) in the first six months of 2022.

Cash Flow

The total balance of cash, cash equivalents and time deposits decreased RMB4.8 million from RMB430.4 million as of December 31, 2021 to RMB425.6 million (US$63.5 million) as of June 30, 2022. The decrease was mainly due to capital expenditures on purchasing of office equipment and payment to renovate teaching centers, as well as payment to repurchase Company’s stock, which was partially offset by the proceeds received from bank borrowing of RMB2.0 million (US$0.3 million) in the first six months of 2022. The net cash inflow from operating activities in the first six months of 2022 was RMB0.5 million (US$0.1 million).

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2022 are expected to be in the range of RMB620 million and RMB650 million, which represent an increase of 0.8% to 5.7% as compared to the net revenues in the third quarter of 2021, after taking into consideration the seasonal fluctuation factor and the likely continued impact of the COVID-19.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China and elsewhere in the world.

Exchange Rate Information

All translations made in the financial statements or elsewhere in this press release made from RMB into United States dollars (“US$”) are solely for convenience and calculated at the rate of US$1.00=RMB 6.6981, representing the exchange rate as of June 30, 2022, set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate, on June 30, 2022.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 8:00 AM on Aug 16, 2022, U.S. Eastern Time (8:00 PM on Aug 16, 2022, Beijing Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://register.vevent.com/register/BI9837fbfef7b846edb47630ffe1f548b2. It will automatically direct you to the registration page of "Tarena's Second Quarter 2022 Earnings Conference Call" where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

About Tarena International, Inc.

Tarena is a leading provider of adult professional education and childhood and adolescent quality education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers adult professional education courses in IT and non-IT subjects. Its adult professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Tarena also offers childhood and adolescent quality education programs, including computer coding and robotics programming courses, etc., targeting students aged between three and eighteen.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, the quotations from management in this announcement, as well as the Company’s strategic and operational plans contain forward-looking statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the impact of the COVID-19 outbreak; Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans.

Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses is not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expense is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future. In order to mitigate the limitation, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Investor Relations Contact

Tarena International, Inc.

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per ADS data)

	As of
	December 31,	June 30,	June 30,
	2021	2022	2022
	Audited	Unaudited	Unaudited
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	423,766	419,088	62,568
Time deposits	6,257	6,236	931
Restricted cash	255	76	11
Accounts receivable, net of allowance for doubtful accounts	48,458	68,527	10,231
Amounts due from related parties	839	898	134
Prepaid expenses and other current assets, net of allowance for doubtful accounts	139,757	121,167	18,090
Total current assets	619,332	615,992	91,965
Time deposits-non current	123	225	34
Accounts receivable, net of allowance for doubtful accounts-non current	90	189	28
Amount due from related parties-non current	683	710	106
Property and equipment, net	299,441	268,052	40,019
Intangible assets, net	9,906	8,706	1,300
Goodwill	52,782	52,782	7,880
Right-of-use assets	495,936	396,803	59,241
Long-term investments, net	46,449	41,944	6,262
Deferred income tax assets	41,000	44,061	6,578
Other non-current assets, net	76,040	48,753	7,279
Total assets	1,641,782	1,478,217	220,692

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	30,000	32,000	4,777
Accounts payable	8,914	5,678	848
Amounts due to related parties	554	464	69
Operating lease liabilities-current	239,937	215,117	32,116
Income taxes payable	89,000	97,643	14,578
Deferred revenue-current	2,008,078	1,866,120	278,604
Accrued expenses and other current liabilities	563,603	553,356	82,615
Total current liabilities	2,940,086	2,770,378	413,607
Deferred revenue-non current	16,774	15,017	2,242
Operating lease liabilities-non current	272,575	210,328	31,401
Other non-current liabilities	4,767	4,608	688
Total liabilities	3,234,202	3,000,331	447,938
Commitments and contingencies	-	-	-
Shareholders’ equity:
Class A ordinary shares	355	358	53
Class B ordinary shares	74	74	11
Treasury stock	(459,815)	(467,437)	(69,787)
Additional paid-in capital	1,347,205	1,349,752	201,513
Accumulated other comprehensive income	48,699	49,088	7,329
Accumulated deficit	(2,520,438)	(2,446,148)	(365,200)
Total deficit attributable to the shareholders of Tarena International, Inc.	(1,583,920)	(1,514,313)	(226,081)
Non-controlling interest	(8,500)	(7,801)	(1,165)
Total liabilities and equity	1,641,782	1,478,217	220,692

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(in thousands, except share data and per ADS data)

	For the Three Months Ended June 30			For the Six Months Ended June 30
	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD

Net revenues	582,258	648,817	96,866	1,116,044	1,272,323	189,953
Cost of revenues(a)	(287,878)	(272,306)	(40,654)	(571,722)	(536,894)	(80,156)
Gross profit	294,380	376,511	56,212	544,322	735,429	109,797
Selling and marketing expenses(a)	(218,876)	(156,874)	(23,421)	(432,632)	(329,274)	(49,159)
General and administrative expenses(a)	(142,820)	(158,742)	(23,700)	(286,012)	(300,327)	(44,838)
Research and development expenses(a)	(23,415)	(12,878)	(1,922)	(45,882)	(29,220)	(4,362)
Operating income/(loss)	(90,731)	48,017	7,169	(220,204)	76,608	11,438
Interest income	600	445	66	1,189	743	111
Other income	768	198	30	1,111	3,861	576
Foreign exchange gains (loss)	410	(157)	(24)	(279)	(242)	(35)
Income/(loss) before income taxes	(88,953)	48,503	7,241	(218,183)	80,970	12,090
Income tax benefit/(expense)	12,283	(583)	(87)	19,634	(5,981)	(894)
Net income/(loss)	(76,670)	47,920	7,154	(198,549)	74,989	11,196
Less: Net income attributable to non-controlling interests	1,776	191	28	737	699	105
Net income/(loss) attributable to Class A and Class B ordinary shareholders	(78,446)	47,729	7,126	(199,286)	74,290	11,091

Net income/(loss) per ADS(b)
Basic(b)	(6.97)	4.36	0.65	(17.80)	6.73	1.00
Diluted(b)	(6.97)	4.29	0.64	(17.80)	6.63	0.99
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	56,257,188	54,745,188	54,745,188	55,965,711	55,211,122	55,211,122
Diluted	56,257,188	55,606,533	55,606,533	55,965,711	56,011,622	56,011,622

Net income/(loss)	(76,670)	47,920	7,154	(198,549)	74,989	11,196
Other comprehensive income
Foreign currency translation adjustment, net of nil income taxes	938	440	66	1,025	389	58
Comprehensive income/(loss)	(75,732)	48,360	7,220	(197,524)	75,378	11,254

Notes:

(a)   Includes share-based compensation expenses as follows:

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021	2022	2022	2021	2022	2022
	RMB	RMB	USD	RMB	RMB	USD
Cost of revenues	185	12	2	370	23	3
Selling and marketing expenses	945	152	23	1,978	296	44
General and administrative expenses	2,641	689	103	7,951	1,647	246
Research and development expenses	356	287	43	736	562	84

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per ADS data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)	2021 (Unaudited)	2022 (Unaudited)	2022 (Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
GAAP Cost of revenues	287,878	272,306	40,654	571,722	536,894	80,156
Share-based compensation expense in cost of revenues	185	12	2	370	23	3
Non-GAAP Cost of revenues	287,693	272,294	40,652	571,352	536,871	80,153

GAAP Selling and marketing expenses	218,876	156,874	23,421	432,632	329,274	49,159
Share-based compensation expense in selling and marketing expenses	945	152	23	1,978	296	44
Non-GAAP Selling and marketing expenses	217,931	156,722	23,398	430,654	328,978	49,115

GAAP General and administrative expenses	142,820	158,742	23,700	286,012	300,327	44,838
Share-based compensation expense in general and administrative expenses	2,641	689	103	7,951	1,647	246
Non-GAAP General and administrative expenses	140,179	158,053	23,597	278,061	298,680	44,592

GAAP Research and development expenses	23,415	12,878	1,922	45,882	29,220	4,362
Share-based compensation expense in research and development expenses	356	287	43	736	562	84
Non-GAAP Research and development expenses	23,059	12,591	1,879	45,146	28,658	4,278

Operating income/(loss)	(90,731)	48,017	7,169	(220,204)	76,608	11,438
Share-based compensation expenses	4,127	1,140	171	11,035	2,528	377
Non-GAAP Operating income/(loss)	(86,604)	49,157	7,340	(209,169)	79,136	11,815

Net income/(loss)	(76,670)	47,920	7,154	(198,549)	74,989	11,196
Share-based compensation expenses	4,127	1,140	171	11,035	2,528	377
Non-GAAP Net income/(loss)	(72,543)	49,060	7,325	(187,514)	77,517	11,573
Less: Net income attributable to non-controlling interests	1,776	191	28	737	699	105
Non-GAAP net income/(loss) attributable to Class A and Class B ordinary shareholders	(74,319)	48,869	7,297	(188,251)	76,818	11,468
Non-GAAP net income/(loss) per ADS(b)
Basic(b)	(6.61)	4.46	0.67	(16.82)	6.96	1.04
Diluted(b)	(6.61)	4.39	0.66	(16.82)	6.86	1.02
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net loss per ADS(a)
Basic	56,257,188	54,745,188	54,745,188	55,965,711	55,211,122	55,211,122
Diluted	56,257,188	55,606,533	55,606,533	55,965,711	56,011,622	56,011,622

Notes:

(a) The Non-GAAP net income/(loss) per ADS is computed using Non-GAAP net income/(loss) attributable to ordinary shareholders and the same number of ordinary shares are used in GAAP basic and diluted net income/(loss) per ADS calculation.

(b) Each ADS represents five Class A ordinary shares. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing five Class A ordinary shares, which became effective on December 23, 2021.

(c) There was no tax impact of share-based compensation expenses for the second quarter of 2022 and 2021, respectively.